LINDQUIST & VENNUM P.L.L.P.

4200 IDS CENTER

80 SOUTH EIGHTH STREET

Minneapolis, MN  55402-2274

May 5, 2006

VIA EDGAR AND FEDEX

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Ethanol Grain Processors, LLC
Registration Statement on Form SB-2
Filed December 30, 2005; Amended March 27, 2006
File No. 333-130815

Dear Mr. Owings:

Ethanol Grain Processors, LLC (the “Company”) received your letter dated April 12, 2006 relating to the above-referenced filing.  On behalf of the Company, transmitted herewith for filing is the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form SB-2 (“Amendment No. 2”).  As suggested in your letter, in order to expedite your review, we are providing marked copies of Amendment No. 2.  One marked copy is enclosed with the original of this letter being sent to your attention, and two additional marked copies are being sent directly to Mr. Scott Anderegg together with the supplemental materials being provided in response to Comment No. 3 as discussed below. This letter, the accompanying filing and the supplementary materials together comprise the Company’s response to the comments contained in your letter, with each response below numbered to correspond to the applicable comment.

Response to Comment No. 1

The Company has revised the risk factor regarding the potential for ethanol production to increase without offsetting increases in demand to include a statement that ethanol is generally used as a gasoline additive, and the use of blends containing as much as 85% ethanol is a very limited submarket that may or may not grow larger in the future.  See page 14 of the revised prospectus.

Response to Comment No. 2

The Company does not anticipate any material differences in the uses of funds depending on the exact amount raised in this offering.  As clarified in the introductory paragraph to the detailed uses of funds table, the total project costs are estimated at $155,000,000 regardless of the gross proceeds of the offering (see page 23 of the revised prospectus).  The table reflects the allocation of anticipated pooled funds from equity, grant and debt financings, which pooled amount is expect to be approximately $155,000,000.  To the extent the Company sells less than the maximum amount offered, it would intend to obtain additional debt financing to meet its overall project financing needs, the obtaining of adequate combined equity, grant and debt financing being a condition to the breaking of escrow in the offering.

Response to Comment No. 3

The specific factual statements referred to in Comment No. 3 as well as numerous others throughout the prospectus have either been revised to clarify the source of each such statement or deleted.  All of the reports and other materials referenced other than the feasibility study prepared by PRX Geographic and Holbrook Consulting are available without cost via the Internet.  Consents have been obtained from PRX Geographic and Holbrook Consulting and are being filed as Exhibits 23.4 and 23.5 to Amendment No. 2, and corresponding disclosure has been included under “Experts” (see page 104 of the revised prospectus).  Per Mr. Anderegg’s suggestion, the requested copies of the reports and other materials are being sent directly to his attention.

Response to Comment No. 4

Gary West’s biography has been revised to explain that he was enrolled full-time in a Master’s degree in Business program from January 2003 to May 2004.  See page 69 of the revised prospectus.

Response to Comment No. 5

The disclosure has been revised to state that there are no existing or contemplated relationships with Fagen aside from Fagen’s status as the Company’s intended design-builder, a current unit holder and a subscriber for additional units.  See page 75 of the revised prospectus.  Similarly, the disclosure has been revised to state that there are no existing or contemplated relationships with Ethanol Capital Management aside from Ethanol Capital Management’s status as a current unit holder and expected subscriber in this offering.  See page 76 of the revised prospectus.

* * * * *

Thank you very much for your assistance on this matter.  Please contact me at the above number, or Eric R. Tausner of this office at 612-371-5765, if you have any questions or need any additional information.

Very Truly Yours,

LINDQUIST & VENNUM P.L.L.P.

/s/ Michael L. Weaver
Michael L. Weaver

cc:           Mr. Scott Anderegg

Enc.